July 13, 2005


Mr. Stephen R. Wilson
President and Chief Executive Officer
CF Industries Holdings, Inc.
One Salem Lake Drive
Long Grove, IL  60047


	Re:	CF Industries Holdings, Inc.
		Amendment No. 1 to Registration Statement on
      Form S-1
      Filed June 30, 2005
      File No. 333-124949

Dear Mr. Wilson:

      We have completed our review of the above filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We re-issue prior comments 2, 3, 4, and 13, because we are still awaiting information from you in order to complete our review.


2. We note your response to our prior comment 5. However, please delete the word "only," as it continues to be inappropriate to suggest that the information in the prospectus is "only" accurate as of its date.

The Reorganization Transaction, page 24

3. We note your response to our prior comment 12. However, we re-issue the second part, since we cannot locate your revisions or your response to this issue:
Briefly disclose how the transaction was agreed upon, and provide other relevant background details.

Management, page 83

4. We note your response to our prior comment 16. However, we re-issue the comment in its entirety. Please revise the sketches to provide information for the five year periods, so that there are no gaps or ambiguities with regard to time. It is acceptable to explain that the person was not employed during a specified time, if that is the case.

Certain Relationships and Related Party Transactions, page 92

5. We note your response to our prior comment 17. However, please disclose in your filing whether future transactions with affiliates will be on terms no less favorable to you than could be obtained from unaffiliated third parties.


Financial Statements

6. In a recent phone call with your legal counsel we explained why it is inappropriate to refer to mineral reserves in Note 15. We re-issue prior comment 25.


Engineering Comments

General

7. In reference to your responses to comments #27 and 28, please summarize the information in these responses and disclose it to the extent that it has not already been disclosed.

8. Disclose a summary table of all of your reserves, indicating mine name, category or categories of reserve, tonnage and grade.
Disclose
percent BPL, P2O3, Fe2O3 + Al2O3 MgO grades for tons of recoverable product. Distinguish between the permitted reserves and unpermitted reserves. Disclose the minimum drill density for reserve designation.

9. Disclose that your reserve estimates meet the requirements of SEC`s Industry Guide 7. Industry Guide 7 can be reviewed on the
Internet at
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

10. Disclose the extent your reserve estimates have been reviewed by independent third parties. See (b)5 of Industry Guide 7.

Closing Comments

      Please amend the above registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions on the comments regarding financial statements and related disclosure to Barry Stem, Senior Assistance Chief Accountant, at (202) 551-3763. Direct questions relating to engineering issues to Roger Baer, Mining Engineer, at (202) 551-3705.
Direct questions on other disclosure issues to Carrie Darling at
(202) 551-3724 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707. Direct any correspondence to us at the following ZIP Code: 20549-0405.
							Sincerely,


							H.  Roger Schwall
							Assistant Director

cc:	Mr. Brian Duwe (via facsimile only (312) 407-8505)
	Barry Stem
	Roger Baer
      Timothy Levenberg
      Carrie Darling
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Mr. Stephen R. Wilson
CF Industries Holdings, Inc.
July 13, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
Mail stop 0405